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                                                                     EXHIBIT 4.7

                                AMENDMENT NO. 3
                  MATRIXONE, INC. 1999 STOCK PLAN, AS AMENDED


MatrixOne, Inc.'s 1999 Stock Plan, as amended (the "Plan"), is hereby amended as follows:

1. Section 4(c) of the Plan is amended and restated in its entirety as follows:

     "Exercise Price. The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify it in the applicable option agreement. Such exercise price per share shall not be less than the fair market value per share of Common Stock on the date of such grant."


2. Section 5(a) of the Plan is amended and restated in its entirety as follows:

     "Grants. The Board may grant Awards entitling recipients to acquire shares of Common Stock, subject to (i) delivery to the Company by the Participant of a check in an amount at least equal to the par value of the shares purchased, and (ii) the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "Restricted Stock Award"). No Restricted Stock Awards may be granted after January 21, 2002."


3.   Except as modified hereby, the Plan shall remain in full force and effect.